Exhibit 4.2

Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following discussion is a summary of the terms of our common stock, our amended and restated certificate of incorporation and bylaws and certain applicable provisions of Delaware law.

General

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.01, of which 16,636,464 shares are issued and outstanding as of March 2, 2020 and 15,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding as of March 2, 2020. We have approximately five holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in “street name” or persons, partnerships, associates, corporations, or the entities in security position listings maintained by depositories.

Common Stock

Voting Rights
The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation provides for the classification of the board into three classes, with each class to hold a term of three years. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, holders of more than 50% of our common stock will be able to elect all of the directors standing for election. The holders of a majority of the shares of common stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of the shareholders for the transaction of business.

Dividends
The holders of our common stock are entitled to dividends our board of directors may declare, from time to time, from funds legally available therefore, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights
Our common stock does not have any conversion rights and is not subject to any redemption provisions. No holder of shares of our common stock has any right, pre-emptive or other, to subscribe for or to purchase from us any shares of our common stock hereafter issued or sold.

No shares of our common stock are subject to any sinking fund provisions.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Anti-takeover Provisions

Delaware Anti-Takeover Law
We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested

Exhibit 4.2

stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

▪
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▪
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting stock outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▪
on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

▪	any merger or consolidation involving the corporation and the interested stockholder;

▪	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

▪	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▪
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

▪	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws, each as amended and restated, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Among other things, our certificate of incorporation and bylaws:

▪	provide that the authorized number of directors may be changed only by resolution of the board of directors;

▪
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

▪	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in

Exhibit 4.2

writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

▪
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

▪
provide that the directors will be classified into three classes, as nearly equal in number as possible, holding office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election;

▪	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, the majority of our board of directors; and

▪
require the approval of our board of directors or the holders of a supermajority of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation, including, among others, (1) the annual and special meeting and no action by written consent provisions in our certificate of incorporation and (2) the provisions in our certificate of incorporation relating to directors.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our shares of common stock are listed on the Nasdaq Global Select Market under the symbol “CHUY.”